Exhibit 99.5

November 06, 2019

Autohome Inc

Please be advised of the following Depositary’s Notice of Annual General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	05278C107	(DTC Eligible)	ADR ISIN:	US05278C1071

Country of Incorporation:	Cayman Islands

Meeting Details:	Annual General Meeting at 3:00 p.m. (local time) at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China

ADR Record Date:	November 05, 2019

Voting Deadline:	December 11, 2019 at 1:00 PM EST

Meeting Date:	December 18, 2019

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website: http://ir.autohome.com.cn

Ratio (ORD:ADR):	1 : 1

Holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing ordinary shares (the “Deposited Securities”) of Autohome Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda, is available at http://ir.autohome.com.cn.

Shareholders and Holders of ADRs may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.autohome.com.cn, or by writing to Anita Chen, Investor Relations, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or by email to ir@autohome.com.cn.

Holders of ADRs as of the close of business on the ADR Record Date set forth above will be entitled, subject to any applicable law, the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs.

In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form so that it is received by the voting deadline date stated above. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt of voting instructions of a Holder on the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement entered into between the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and Holders of ADSs, the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to vote or cause the custodian to vote the Deposited Securities (in person or by proxy) represented by ADSs evidenced by such receipt in accordance with such voting instructions.

Holders are advised that in the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Deposited Securities represented by the ADSs held by such Holder on the ADS Record Date, the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.

Additionally, Holders are advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the memorandum and articles of association, the Depositary will refrain from voting and the voting instructions received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or persons and/or entities having a beneficial interest in any ADSs (“Beneficial Owners”) for not having demanded voting on a poll basis.

Subject to applicable law, regulation and the Memorandum and Articles of Association, the Depositary shall also, if requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the purpose of establishing quorum at a meeting of shareholders.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

dbemails@astfinancial.com

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